

November 25, 2013

Via E-mail
Mr. F. Nicholas Grasberger, III
Vice President and Corporate Controller
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

> **RE:** **Harsco Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 7, 2013**
> **Form 8-K**
> **Filed August 8, 2013**
> **Form 8-K**
> **Filed September 16, 2013**
>
> **File No. 1-3970**

Dear Mr. Grasberger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis, page 20

2. In your tables showing the significant impacts on revenues for each segment, please
    separately present the extent to which changes in prices contributed to fluctuations in
    revenues separately from the extent to which changes in volumes contributed to
    fluctuations in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Certainty of Cash Flows, page 35

3. You refer to metals services contracts as one of the key components contributing to the
    certainty of your future cash flows. In this regard and given that you were able to exit
    certain underperforming contracts in the metals and minerals segment in 2012, please
    expand your disclosures to address the cancellation rights that you and your customers
    have under these metal services contracts and your consideration of these rights in
    determining that these are firm contracts. On page 2, you discuss the approximate
    percentage of revenues expected to be recognized by December 31, 2016. Please also
    disclose the estimated percentage of revenue expected to be recognized in the following
    fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 55

4. Given the long-term nature of your contracts in the metals and minerals segment and your
    decision to exit underperforming contracts, please clarify whether you have any contracts
    for which the costs to complete the contract are expected to exceed the revenue to be
    realized. If so, please disclose how you account for expected loss contracts.

Note 7. Debt and Credit Agreements, page 62

5. You classified amounts outstanding under the U.S. commercial paper program and the
    5.125% notes due September 2013 as long-term debt based on your intent and ability to
    refinance this debt as of December 31, 2012. Please help us better understand how you
    determined this classification was appropriate pursuant to ASC 470-10-45-12A through
    45-20.

Form 10-Q for the Period Ended September 30, 2013

Financial Statements

Notes to the Financial Statements

Note 3. Acquisitions and Dispositions, page 9

6. The Infrastructure segment represented approximately 34% of your total assets at
    December 31, 2012, and 31% of your total revenues for the year ended December 31,
    2012. In addition, the operating loss for the Infrastructure segment exceeded your total
    operating loss for the year ended December 31, 2012. Please tell us how you plan to
    present pro forma financial information related to the sale, pursuant to Article 11 of
    Regulation S-X.

7. In your letter dated February 13, 2013, you agreed to consider disclosing the carrying
    value of long-lived assets determined to be at risk of impairment that may have a material
    adverse effect on your consolidated financial position, results of operations and cash
    flows, including identifying the segment in which the underlying assets are included. In
    light of this and the $241.3 million impairment charge you took related to the write-down
    of assets of the Infrastructure division, please help us understand what consideration you
    gave to providing disclosures related to the assets of this division in your Form 10-K for
    the year ended December 31, 2012 or your Forms 10-Q for the periods ended March 31,
    2013 and June 30, 2013.

Management's Discussion and Analysis

Liquidity and Capital Resources

Credit Ratings and Outlook, page 34

8. In your Form 10-Q for the period ended June 30, 2013, you disclosed that the downgrade
    by Fitch and other rating agencies resulted in an increase in your short-term borrowing
    costs and resulted in you being unable to consistently issue commercial paper in
    sufficient amounts to sustain your U.S. commercial paper program. Consequently,
    subsequent to June 2013, the U.S. commercial paper program was cancelled. As the U.S.
    commercial paper program represented a significant portion of your available credit as of
    June 30, 2013, please discuss the impact of this cancellation on your liquidity and capital
    resources as well as what consideration you gave to this cancellation in concluding that
    your financial position and debt capacity should enable you to meet your current and
    future requirements.

Exhibit 32

9. Your Section 906 certifications refer to the annual report on Form 10-K rather than the quarterly report on Form 10-Q for the period ending September 30, 2013. Please file an amendment to your Form 10-Q to provide revised certifications which refer to the appropriate form.   Please refile the Form 10-Q in its entirety and ensure that the certifications are currently dated and refer to the Form 10-Q/A. In a similar manner, please amend your Forms 10-Q for the periods ended March 31, 2013 and June 30, 2013.

Form 8-K Filed August 8, 2013

10. You present projected free cash flow for 2013. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

Form 8-K Filed September 16, 2013

11. You refer to pro forma 2013 annual revenues for the combined company. Your use of the term pro forma implies that these amounts were determined and presented pursuant to Article 11 of Regulation S-X. Please tell us and ensure that you clearly disclose how these amounts were determined. Please also consider using a different description of these amounts if they were not determined or presented pursuant to Article 11 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief